FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September 23, 2005, Series 2005-9	333-120916



SEC MAIL
RECEIVED
SEP 26 2005
WASH. D.C.
199
PROCESSING
SECTION

Name of Person Filing the Document
(If Other than the Registrant)





05067302

PROCESSED

SEP 2 ? 2005

THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.



By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: September 23 , 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM 2005-9

BSARM 2005-9

HYBRIDS	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
F. 5 Year Hybrid	100.00	5.199	4.949	2.375	6.125	544,423.77	360	1	359	71.87	744	2.669	59	5.000	2.000	10.199	2.419
TOTAL	**100.00**	**5.199**	**4.949**	**2.375**	**6.125**	**544,423.77**	**360**	**1**	**359**	**71.87**	**744**	**2.669**	**59**	**5.000**	**2.000**	**10.199**	**2.419**

Current Balance

CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
50,001.00 - 100,000.99	0.06	90,782	77.97	55.23	0.00
100,001.00 - 150,000.99	0.32	129,074	86.26	70.80	49.32
150,001.00 - 200,000.99	0.61	179,307	81.95	43.77	51.42
200,001.00 - 250,000.00	0.72	222,341	85.33	51.61	62.81
250,000.01 - 300,000.00	0.82	276,266	80.83	64.25	62.66
300,000.01 - 350,000.00	1.04	330,542	83.19	55.52	55.81
350,000.01 - 400,000.00	10.05	381,050	82.02	42.63	76.20
400,000.01 - 450,000.00	12.63	426,506	80.81	42.36	78.18
450,000.01 - 500,000.00	12.88	477,189	79.76	37.74	83.52
500,000.01 - 550,000.00	10.88	527,629	79.67	40.27	86.06
550,000.01 - 600,000.00	9.12	576,948	79.66	56.50	79.53
600,000.01 - 650,000.00	8.61	632,259	80.09	52.55	82.74
650,000.01 - 700,000.00	3.92	680,752	76.63	51.41	75.88
700,000.01 - 750,000.00	4.54	731,403	75.35	60.41	84.54
750,000.01 - 800,000.00	2.78	776,278	76.67	41.36	80.61
800,000.01 - 850,000.00	2.39	829,517	74.94	51.76	88.04
850,000.01 - 900,000.00	2.31	879,745	71.58	50.47	76.70
900,000.01 - 950,000.00	1.94	925,560	75.65	66.55	95.81
950,000.01 - 1,000,000.00	7.11	992,891	70.80	52.44	78.02
1,000,000.01 - 1,500,000.00	3.73	1,335,399	67.06	64.94	85.27
1,500,000.01 - 2,000,000.00	2.57	1,841,781	69.84	81.29	94.41
2,000,000.01 - 2,500,000.00	0.44	2,500,000	57.78	100.00	100.00
2,500,000.01 - 3,000,000.00	0.26	2,987,188	65.00	100.00	100.00
3,000,000.01 +	0.28	3,195,000	73.14	100.00	100.00
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2.375 - 2.499	0.06	704,000	95.00	100.00	100.00
3.500 - 3.624	0.10	564,000	79.65	0.00	100.00
4.000 - 4.124	0.17	638,159	69.27	0.00	44.50
4.125 - 4.249	0.08	450,270	91.32	45.81	45.81
4.250 - 4.374	0.54	518,276	76.07	19.00	47.36
4.375 - 4.499	1.05	573,317	76.02	36.77	45.52
4.500 - 4.624	1.41	539,553	78.95	36.62	61.10


SEC MAIL
PROCESSING
SEP 2 6 2005
WASH., D.C.
199
SECTION

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-9

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
4.625 - 4.749	2.51	585,466	78.12	44.61	60.40
4.750 - 4.874	3.87	560,793	78.67	53.11	67.77
4.875 - 4.999	8.11	584,080	78.00	55.08	68.27
5.000 - 5.124	10.60	601,010	77.93	56.91	80.83
5.125 - 5.249	12.75	565,927	78.13	50.89	84.63
5.250 - 5.374	20.38	570,497	77.69	51.61	87.01
5.375 - 5.499	17.55	524,650	77.78	47.74	84.72
5.500 - 5.624	12.75	513,971	77.53	45.93	85.55
5.625 - 5.749	5.37	462,200	78.88	44.17	83.96
5.750 - 5.874	1.87	411,161	78.88	41.73	76.98
5.875 - 5.999	0.67	382,288	76.01	16.76	66.80
6.125 - 6.249	0.16	454,247	89.41	54.71	100.00
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Current Net Coupon

CURRENT NET COUPON	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2.125 - 2.249	0.06	704,000	95.00	100.00	100.00
3.250 - 3.374	0.10	564,000	79.65	0.00	100.00
3.750 - 3.874	0.17	638,159	69.27	0.00	44.50
3.875 - 3.999	0.08	450,270	91.32	45.81	45.81
4.000 - 4.124	0.54	518,276	76.07	19.00	47.36
4.125 - 4.249	1.05	573,317	76.02	36.77	45.52
4.250 - 4.374	1.41	539,553	78.95	36.62	61.10
4.375 - 4.499	2.51	585,466	78.12	44.61	60.40
4.500 - 4.624	3.87	560,793	78.67	53.11	67.77
4.625 - 4.749	8.11	584,080	78.00	55.08	68.27
4.750 - 4.874	10.60	601,010	77.93	56.91	80.83
4.875 - 4.999	12.75	565,927	78.13	50.89	84.63
5.000 - 5.124	20.38	570,497	77.69	51.61	87.01
5.125 - 5.249	17.55	524,650	77.78	47.74	84.72
5.250 - 5.374	12.75	513,971	77.53	45.93	85.55
5.375 - 5.499	5.37	462,200	78.88	44.17	83.96
5.500 - 5.624	1.87	411,161	78.88	41.73	76.98
5.625 - 5.749	0.67	382,288	76.01	16.76	66.80
5.875 - 5.999	0.16	454,247	89.41	54.71	100.00
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

## Original Loan to Value

| LOAN TO VALUE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % Io |
|---|---|---|---|---|---|
| 20.01 - 25.00 | 0.09 | 524,832 | 56.76 | 71.45 | 71.45 |
| 25.01 - 30.00 | 0.18 | 419,520 | 39.45 | 21.35 | 91.43 |
| 30.01 - 35.00 | 0.30 | 573,271 | 35.16 | 20.55 | 49.63 |
| 35.01 - 40.00 | 1.38 | 632,863 | 43.06 | 32.39 | 82.57 |
| 40.01 - 45.00 | 1.50 | 613,282 | 48.61 | 27.10 | 62.93 |
| 45.01 - 50.00 | 3.08 | 801,575 | 55.77 | 50.23 | 82.14 |
| 50.01 - 55.00 | 2.88 | 659,818 | 60.34 | 32.03 | 79.59 |
| 55.01 - 60.00 | 5.16 | 656,491 | 62.73 | 35.82 | 72.55 |
| 60.01 - 65.00 | 8.66 | 688,637 | 67.41 | 48.34 | 84.56 |
| 65.01 - 70.00 | 12.12 | 636,623 | 72.00 | 42.05 | 79.06 |
| 70.01 - 75.00 | 13.28 | 601,080 | 77.84 | 50.79 | 82.22 |
| 75.01 - 80.00 | 50.32 | 478,118 | 87.14 | 54.66 | 82.35 |
| 80.01 - 85.00 | 0.24 | 459,103 | 86.57 | 13.58 | 31.03 |
| 85.01 - 90.00 | 0.57 | 346,377 | 90.00 | 51.99 | 67.70 |
| 90.01 - 95.00 | 0.22 | 313,767 | 94.76 | 74.88 | 91.45 |
| **TOTAL** | **100.00** | **544,424** | **77.93** | **49.37** | **80.97** |

## Credit Score

| FICO SCORE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 600 - 619 | 0.04 | 458,942 | 37.10 | 100.00 | 0.00 |
| 620 - 639 | 0.32 | 603,677 | 78.60 | 88.54 | 11.18 |
| 640 - 659 | 0.63 | 516,147 | 75.82 | 82.21 | 20.34 |
| 660 - 679 | 6.45 | 539,018 | 78.19 | 64.27 | 84.59 |
| 680 - 699 | 9.25 | 529,553 | 79.25 | 57.60 | 77.14 |
| 700 - 719 | 11.93 | 541,861 | 78.90 | 52.74 | 86.00 |
| 720 - 739 | 13.34 | 567,591 | 77.43 | 50.79 | 85.12 |
| 740 - 759 | 15.30 | 539,092 | 80.36 | 52.33 | 81.12 |
| 760 - 779 | 19.47 | 535,791 | 77.42 | 43.63 | 77.80 |
| 780 - 799 | 17.75 | 562,796 | 76.54 | 41.23 | 84.79 |
| 800 - 819 | 5.53 | 519,394 | 74.66 | 39.35 | 72.26 |
| **TOTAL** | **100.00** | **544,424** | **77.93** | **49.37** | **80.97** |

## Original Term

| STATED ORIGINAL TERM | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % Io |
|---|---|---|---|---|---|
| 360 - 360 | 100.00 | 544,424 | 77.93 | 49.37 | 80.97 |
| **TOTAL** | **100.00** | **544,424** | **77.93** | **49.37** | **80.97** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

**Remaining Term**

| STATED REM TERM | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| 301 - 360 | 100.00 | 544,424 | 77.93 | 49.37 | 80.97 |
| **TOTAL** | **100.00** | **544,424** | **77.93** | **49.37** | **80.97** |

**State**

| STATE | Pct of overall CURRENT BALANCE | Avg CURRENT BALANCE | Wtd Avg COMBO LTV | % Full Doc | % IO |
|---|---|---|---|---|---|
| AL | 0.13 | 299,370 | 80.78 | 64.57 | 100.00 |
| AZ | 2.55 | 549,945 | 75.53 | 49.96 | 86.69 |
| CA | 46.81 | 570,768 | 77.16 | 42.14 | 86.42 |
| CO | 2.25 | 559,591 | 80.35 | 62.59 | 79.77 |
| CT | 1.86 | 887,524 | 73.08 | 65.90 | 87.74 |
| DC | 1.05 | 502,189 | 75.86 | 42.63 | 75.92 |
| DE | 0.23 | 448,109 | 85.32 | 65.14 | 73.16 |
| FL | 4.60 | 411,174 | 79.56 | 40.07 | 81.18 |
| GA | 0.98 | 468,685 | 82.35 | 70.93 | 71.35 |
| HI | 0.77 | 801,151 | 73.51 | 32.90 | 77.64 |
| IA | 0.16 | 465,534 | 76.30 | 52.23 | 47.79 |
| ID | 0.29 | 815,983 | 79.35 | 69.43 | 25.51 |
| IL | 2.68 | 528,799 | 75.25 | 57.57 | 66.14 |
| IN | 0.16 | 465,663 | 83.68 | 20.20 | 20.20 |
| KS | 0.06 | 362,169 | 95.00 | 100.00 | 50.48 |
| MA | 1.88 | 581,800 | 73.44 | 51.19 | 86.22 |
| MD | 4.27 | 525,296 | 78.61 | 60.79 | 79.93 |
| ME | 0.13 | 758,750 | 78.53 | 46.95 | 100.00 |
| MI | 0.41 | 519,568 | 78.88 | 59.78 | 50.30 |
| MN | 1.70 | 498,139 | 82.44 | 63.71 | 71.18 |
| MO | 0.47 | 447,068 | 80.19 | 64.86 | 74.37 |
| MT | 0.25 | 949,490 | 61.43 | 100.00 | 77.23 |
| NC | 1.12 | 532,341 | 75.48 | 69.71 | 78.58 |
| ND | 0.03 | 365,458 | 95.00 | 0.00 | 100.00 |
| NE | 0.08 | 442,410 | 71.40 | 0.00 | 83.07 |
| NH | 0.07 | 421,560 | 95.00 | 0.00 | 100.00 |
| NJ | 3.25 | 564,035 | 76.10 | 49.13 | 68.44 |
| NM | 0.23 | 523,212 | 68.78 | 100.00 | 91.42 |
| NV | 2.04 | 477,601 | 80.44 | 41.72 | 89.26 |
| NY | 3.48 | 663,965 | 76.60 | 56.14 | 66.82 |
| OH | 0.43 | 493,627 | 76.93 | 49.97 | 51.83 |
| OR | 1.04 | 477,200 | 80.40 | 50.05 | 71.21 |
| PA | 0.44 | 506,461 | 84.81 | 72.54 | 29.39 |
| RI | 0.12 | 706,000 | 65.00 | 0.00 | 100.00 |
| SC | 0.59 | 680,324 | 76.17 | 58.60 | 88.86 |
| SD | 0.05 | 620,000 | 89.12 | 100.00 | 0.00 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

BSARM 2005-9

State

STATE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
TN	0.26	586,792	77.91	72.48	86.11
TX	0.99	491,838	81.97	47.42	60.10
UT	0.32	463,174	78.35	54.26	66.62
VA	8.40	493,221	83.49	65.55	83.37
VT	0.16	601,370	73.76	41.57	41.57
WA	2.70	468,505	78.46	46.24	67.49
WI	0.41	786,893	70.11	66.89	72.91
WV	0.08	320,607	87.24	55.86	55.86
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Loan Purpose

LOAN PURP	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
Cash Out Refinance	19.41	562,574	69.64	37.50	84.49
Purchase	64.66	525,029	81.62	52.38	79.98
Rate/Term Refinance	15.93	612,133	73.08	51.65	80.67
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Occupancy

OCCTYPE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
Investor	1.56	387,731	70.76	96.69	48.39
Owner Occupied	89.38	542,882	78.61	48.25	81.46
Second Home	9.06	603,229	72.47	52.32	81.74
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Property Type

PROPTYPE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2-4 Family	0.92	621,355	72.90	43.90	82.61
CO-OP	0.38	550,628	73.82	31.88	48.18
Condominium	15.77	476,422	82.56	51.41	77.54
PUD	0.57	434,488	87.59	71.39	94.49
Single Family	82.35	559,901	77.06	48.97	81.66
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-9

Documentation Code

DOCTYPE1	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
Full/Alternative	49.37	568,690	80.79	100.00	81.34
No Documentation	0.14	530,000	77.22	0.00	100.00
Reduced	50.49	522,654	75.14	0.00	80.55
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Interest Only

IO FLAG IO PERIOD	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
N	**19.03**	**486,402**	**76.47**	**48.40**	**0.00**
0.000	19.03	486,402	76.47	48.40	0.00
Y	**80.97**	**560,130**	**78.28**	**49.60**	**100.00**
60	66.65	556,616	78.10	49.49	100.00
84	0.06	650,000	78.31	0.00	100.00
120	14.26	576,834	79.09	50.30	100.00
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Index Type

INDEX	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
1 YR CMT	83.77	540,653	78.27	51.10	81.60
1 YR Libor	16.23	564,754	76.18	40.46	77.71
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Months to Roll

ROLL	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
48 - 50	0.09	527,605	84.40	0.00	0.00
51 - 53	0.31	513,368	81.37	45.85	32.69
54 - 56	1.46	620,952	73.01	58.47	50.01
57 - 59	85.40	553,367	77.82	48.89	81.78
60 - 62	12.73	485,697	79.17	52.01	80.88
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSARM 2005-9

Gross Margin

MARGIN	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2.250 - 2.499	16.23	564,754	76.18	40.46	77.71
2.750 - 2.999	83.77	540,653	78.27	51.10	81.60
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Max Rate

MAX RATE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
0.000 - 7.999	0.06	704,000	95.00	100.00	100.00
8.500 - 8.999	0.10	564,000	79.65	0.00	100.00
9.000 - 9.499	1.84	554,578	76.08	28.57	45.98
9.500 - 9.999	15.90	574,277	78.27	51.31	66.27
10.000 - 10.499	61.29	560,453	77.85	51.27	84.79
10.500 - 10.999	20.65	483,572	77.95	44.15	83.76
11.000 - 11.499	0.16	454,247	89.41	54.71	100.00
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Prepay

PREPAY PPY TERM	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
No_PP	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**
0.000	100.00	544,424	77.93	49.37	80.97
TOTAL	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

Originators

ORIGINATOR	Pct of overall CURRENT BALANCE
WELLSFARGO	100.00
TOTAL	**100.00**

Servicers

SERVICER NAME	Pct of overall CURRENT BALANCE
WELLSFARGO	100.00
TOTAL	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Index and Caps

INDEX INIT RATE CAP	Pct of overall CURRENT BALANCE
1 YR CMT	**83.77**
5.000	83.77
1 YR Libor	**16.23**
5.000	16.23
TOTAL	**100.00**

Caps

PER RATE CAP	Pct of overall CURRENT BALANCE
2.000	100.00
TOTAL	**100.00**

CLTV

SIM SECOND COMBO LTV	Pct of overall CURRENT BALANCE	Pct of category CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full	% IO
N	**55.01**	**55.01**	**543,881**	**70.19**	**41.29**	**79.57**
25.00 - 29.99	0.11	0.19	403,266	27.05	0.00	85.14
30.00 - 34.99	0.24	0.43	546,525	32.98	0.00	36.59
35.00 - 39.99	0.84	1.52	533,415	37.70	39.21	75.44
40.00 - 44.99	1.08	1.96	616,404	42.81	18.33	56.63
45.00 - 49.99	1.37	2.49	654,171	47.57	47.73	77.31
50.00 - 54.99	2.26	4.12	617,232	52.00	36.54	79.89
55.00 - 59.99	3.41	6.21	610,906	57.42	30.27	82.71
60.00 - 64.99	5.58	10.15	620,481	62.79	44.67	83.95
65.00 - 69.99	6.93	12.60	575,256	67.77	37.81	75.68
70.00 - 74.99	8.10	14.73	579,862	72.14	39.88	82.50
75.00 - 79.99	9.86	17.92	532,301	77.33	46.61	82.23
80.00 - 84.99	14.47	26.30	482,888	80.03	43.54	78.43
85.00 - 89.99	0.24	0.44	397,015	87.70	36.09	64.77
90.00 - 94.99	0.40	0.72	325,215	91.16	71.12	84.07
95.00 - 99.99	0.12	0.21	267,482	95.00	52.86	83.95
Y	**44.99**	**44.99**	**545,088**	**87.40**	**59.26**	**82.67**
30.00 - 34.99	0.03	0.06	299,664	33.33	0.00	0.00
40.00 - 44.99	0.31	0.69	1,189,000	43.52	19.82	100.00
45.00 - 49.99	0.07	0.16	422,305	46.95	40.80	59.20
50.00 - 54.99	0.28	0.62	1,072,789	53.02	0.00	100.00
55.00 - 59.99	0.44	0.97	834,645	56.70	26.11	100.00
60.00 - 64.99	0.43	0.95	611,094	62.48	40.11	81.93
65.00 - 69.99	1.52	3.37	1,022,632	66.82	51.41	70.90

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

CLTV						
SIM SECOND COMBO LTV	Pct of overall CURRENT BALANCE	Pct of category CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full	% IO
70.00 - 74.99	1.82	4.05	834,104	73.16	38.34	79.24
75.00 - 79.99	3.27	7.26	812,759	76.62	47.85	75.28
80.00 - 84.99	4.28	9.52	700,422	81.29	57.64	82.92
85.00 - 89.99	7.54	16.77	568,240	88.12	66.57	83.18
90.00 - 94.99	12.31	27.36	508,822	91.23	62.04	82.85
95.00 - 99.99	8.84	19.65	449,891	95.25	63.58	81.91
100.00 - 104.99	3.85	8.56	400,790	100.00	64.69	91.54
TOTAL	**100.00**	**100.00**	**544,424**	**77.93**	**49.37**	**80.97**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.